SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

HOLIDAY RV SUPERSTORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

434902 10 2

(CUSIP Number)

Stephen Adams
2575 Vista Del Mar Drive, Ventura, CA  93001

Phone:  (805) 667-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 434902 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stephen Adams as the grantor and sole trustee of The Stephen Adams Living Trust and as controlling person of Holiday Finance Company, LLC (formerly known as AGHI Finance Co, LLC) and AGI Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,835,872 shares (1)(2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 30,835,872 shares (1)(2)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,835,872 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 90+%(2)

14.	Type of Reporting Person (See Instructions) IN

Footnotes of Facing Sheet for Stephen Adams

(1)                                  Adjusted for 10 for 1 reverse stock split on August 7, 2002.

(2)                                  Consists of (a) 4,863,710 shares of Common Stock that have been issued to the Stephen Adams Living Trust as a result of the conversion of the Series A Preferred Stock and Series AA-2 Preferred Stock held by the Stephen Adams Living Trust at $.62 per share; (b) 15,000,000 shares of Common Stock issuable to Holiday Finance Company, LLC (formerly AGHI Finance Co, LLC) as a result of its notice to the Issuer dated February 27, 2003 by virtue of which it elected to convert $150,000 in principal and $150,000 in accrued and unpaid interest owing to it under the Holiday Finance Convertible Note (as defined in this Amendment) at $.02 per share pursuant to the Holiday Finance Loan Agreement (as defined in this Amendment); and (c) 9,972,162 shares beneficially owned by the Reporting Person from the exercise or conversion of the following securities: (i) 150,000 shares* issuable upon exercise of warrants to purchase Common Stock owned by The Stephen Adams Living Trust; (ii) 2,338,710 shares issuable upon conversion** of remaining  principal amount of the Holiday Finance Convertible Debt, 5,645,161 shares issuable upon conversion** of the principal amount of the Supplemental Advances (as defined in this Amendment)  and (iii) 180,000 shares* issuable upon exercise of warrants to purchase Common Stock, each owned by Holiday Finance Company, LLC, and (iii) 1,658,291 shares issuable upon conversion*** of the principal amount of the AGI Note (as defined in this Amendment) owned by AGI Holding Corp.  Interest and other amounts due in respect of the Holiday Finance Convertible Debt, Supplemental Advances and the AGI Note are also in some instances convertible into Common Stock or payable in Common Stock.  The number of shares of Common Stock issuable in respect thereof has not been precisely calculated but is assumed to exceed 1,000,000 (which number of shares has been used for purposes of the percentage calculations set forth herein).  Based on information provided by Issuer, there are approximately 5,816,778 shares of its Common Stock currently outstanding plus 806,452 shares of Common Stock issued or issuable to the other holders of shares of the Issuer’s Series A Preferred Stock which, pursuant to the Certificate of Designation for the Series A Preferred Stock, are to automatically convert into shares of Common Stock when the Adams Trust Series A Preferred Stock is converted, plus 15,000,000 shares of Common Stock issuable as a result of the conversion by Holiday Finance Company, LLC of a portion of the Holiday Finance Convertible Note on February 27, 2003.  The 30,835,872 shares beneficially owned by the Reporting Person represent 4,656 % of the Issuer’s currently outstanding Common Stock (assuming issuance of 806,452 shares of Common Stock issued or issuable to the other holders of shares of the Issuer’s Series A Preferred Stock which, pursuant to the Certificate of Designation for the Series A Preferred Stock, are to automatically convert into shares of Common Stock when the Adams Trust Series A Preferred Stock is converted and 15,000,000 shares of Common Stock issuable as a result of the conversion of a portion of the Holiday Finance Convertible Note on February 27, 2003).

* assuming an exercise price of $5.00 per share, the price per share at which such warrant is initially exercisable (before the making of adjustments provided in the warrant which are triggered, inter alia, by issuances of shares at less than $5.00 per share).  Adjustments would be required to be made, inter alia, as a result of the conversion of the Series A and Series AA Preferred Stock at $.62 per share.  Accordingly, the actual exercise price may be significantly different.

** assuming a conversion price of $.62 per share, the price per share at which the Series A and Series AA-2 Preferred Stock was converted.  The actual conversion price is subject to adjustment and may be significantly different.

*** assuming a conversion price of $1.99 per share, the price per share at which such note is initially convertible (before the making of adjustments provided in the note which are triggered, inter alia, by issuances of shares at less than $1.99 per share).  Adjustments to the conversion price would be required to be made as a result, inter alia, of the conversion of the Series A and Series AA Preferred Stock at $.62 per share.  Accordingly, the actual conversion price may be significantly different.

Item 1.	Security and Issuer

                This statement relates to the common stock, $.01 par value (the “Common Stock”), of Holiday RV Superstores, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 200 E. Broward Boulevard, Suite 920, Fort Lauderdale, FL  33301.

Item 2.	Identity and Background

(a)   The name of the person filing this statement is: Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust (the “Adams Trust”), a revocable trust, and as the controlling person of Holiday Finance Company, LLC (formerly known as AGHI Finance Co, LLC) (“Holiday Finance”), a Delaware limited liability company controlled by Mr. Adams, and AGI Holding Corp. (“AGI”), a Delaware corporation controlled by Mr. Adams, that acquired the securities which are the subject of this Schedule 13D

(b) The business address for the Reporting Person is 2575 Vista Del Mar Drive, Ventura, CA 93001.
(c) The principal occupation of the Reporting Person is as Chairman of Affinity Group Holding, Inc. and its subsidiaries, whose address is 2575 Vista Del Mar Drive, Ventura CA 93001.
(d) During the last five years, the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)   During the last five years, the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Adams is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
All information presented in this Amendment No. 5 to Schedule 13D has been adjusted for the 10 for 1 reverse stock split of the Common Stock on August 7, 2002.
On January 8, 2002, the Adams Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000. A unit consisted of (a) 100 shares of a newly created

Series A Preferred Stock, (b) warrants to purchase (subject to adjustment as provided in the warrant) 500 shares of Common Stock at $5.00 per share and (c) since the Issuer did not complete a committed sale and lease transaction with an affiliate of the Reporting Person as originally contemplated, 166,667 shares of Common Stock.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series A Preferred Stock that were convertible, subject to adjustment, into 300,000 shares of Common Stock at a conversion price of $5.00 (actually converted, due to such adjustments, into 2,419,355 shares of Common Stock), (b) warrants to purchase (subject to adjustment as provided in the warrant) 75,000 shares of Common Stock at $5.00 per share and (c) since the Issuer did not complete a sale and lease transaction with an affiliate of the Reporting Person as originally contemplated, the right to receive 25,000 shares of Common Stock.  Pursuant to the Supplemental Agreement (as defined below), the Adams Trust agreed to convert its Series A Preferred Stock into shares of Common Stock effective January 14, 2003.  On or about January 24, 2003 the Adams Trust delivered to the Issuer all of its Series A Preferred Stock for conversion and, on February 12, 2003, 2,419,355 shares of Common Stock were issued accordingly.  As of January 31, 2003, accrued and unpaid dividends on the Series A Preferred Stock owned by the Adams Trust totaled $187,759, the payment of which is in default.  The Reporting Person has been advised by the Issuer that payment of such accrued and unpaid dividends cannot be made by the Issuer at this time due to its insolvency.

On March 20, 2002, the Adams Trust purchased 150 additional units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit consisted of 100 shares of a newly created Series AA-2 Preferred Stock and warrants to purchase (subject to adjustment as provided in the warrant) 500 shares of Common Stock at $5.00 per share.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series AA-2 Preferred Stock convertible, subject to adjustment, into 300,000 shares of Common Stock at a conversion price of $5.00 per share (actually converted, due to such adjustments, into 2,419,355 shares of Common Stock), and (b) warrants to purchase (subject to adjustment as provided in the warrant) 75,000 shares of Common Stock at $5.00 per share.  Pursuant to the Supplemental Agreement, the Adams Trust agreed to convert its Series AA-2 Preferred Stock into shares of Common Stock effective January 14, 2003.  On or about January 24, 2003 the Adams Trust delivered to the Issuer all of its Series AA-2 Preferred Stock for conversion and, on February 12, 2003, 2,419,355 shares of Common Stock were issued accordingly.  As of January 31, 2003, as accrued and unpaid dividends on the Series AA-2 Preferred Stock owned by the Adams Trust totaled $169,308, the payment of which is in default.  The Reporting Person has been advised by the Issuer that payment of such accrued and unpaid dividends cannot be made by the Issuer at this time due to its insolvency

On March 20, 2002, Holiday Finance also entered into a loan transaction pursuant to a loan and security agreement (the “Holiday Finance Loan Agreement”) with the Issuer, pursuant to which Holiday Finance loaned Issuer $1,600,000 (the “Holiday Finance Convertible Debt”) due March 20, 2003 with interest at the rate of

20% per annum, payable monthly.  The Holiday Finance Convertible Debt is convertible at the option of Holiday Finance into Common Stock at the lower of $5.00 per share or the closing bid price of the Common Stock on the trading day immediately prior to the notice of conversion.  The Issuer has the right to pay a portion of the interest on the Holiday Finance Convertible Debt and certain additional fees in shares of Issuer’s Common Stock or cash.  As part of the loan transaction, Holiday Finance received a warrant to purchase (subject to adjustment as provided in the warrant) 180,000 shares of Issuer’s Common Stock at $5.00 per share.  The Holiday Finance Convertible Debt and other obligations of the Issuer and its subsidiaries owing under the Holiday Finance Loan Agreement are secured by a second lien on substantially all of the assets of the Issuer and its subsidiaries.  On February 27, 2003, Holiday Finance delivered a notice to convert $150,000 of the principal amount and $150,000 of the accrued and unpaid interest outstanding under the Holiday Finance Convertible Debt at $.02 per share (the closing bid price of the Common Stock on February 26, 2003) into an aggregate of 15,000,000 shares of Common Stock.  The conversion price was established pursuant to the terms of the Holiday Finance Loan Agreement.

On October 25, 2002, the Issuer and Holiday Finance entered into a term sheet (the “Term Sheet”) providing, subject to certain conditions, for an additional $2.5 million to $3.5 million equity investment by Holiday Finance in the Common Stock at $.62 per share, the closing trading price for the Common Stock on October 22, 2002 which was the last trading day on which the Common Stock traded on or preceding the date on which the Term Sheet was executed.  In order to assist the Issuer in meeting its working capital needs and in anticipation of the refinancing of the Issuer’s inventory floor plan credit facility, Holiday Finance made the following advances (the “Supplemental Advances”) to the Issuer between September 13 and November 18, 2002:

Amount of Advance	Date of Advance

$500,000	September 13, 2002
$150,000	September 20, 2002
$475,000	September 30, 2002
$300,000	October 9, 2002
$305,000	October 15, 2002
$450,000	October 30, 2002
$250,000	November 5, 2002
$1,000,000	November 11, 2002
$70,000	November 18, 2002

These advances are secured by the same collateral securing repayment of the Holiday Finance Convertible Debt pursuant to amendments to the loan documents for the Holiday Finance Convertible Debt entered into between the Issuer, Holiday Finance and the Adams Trust on October 9, 2002 and November 11, 2002.  Certain conditions under the Term Sheet were not satisfied so these advances were not converted into the Common Stock.  These advances bear interest at the rate of 12.75% from the date of advance and are currently payable upon demand by Holiday Finance.  As of January 31, 2003, the aggregate amount owed to Holiday Finance under the Holiday Finance Loan Agreement is $3.5 million in principal, $130,655 in accrued and unpaid interest, and certain additional fees, none of which amounts have been paid as of the date of this Amendment.

On November 11, 2002, the Adams Trust, Holiday Finance, AGI Holding Corp., a Delaware corporation controlled by Mr. Adams (“AGI”), and the Issuer entered into Amendment No. 2 to the Holiday Finance Loan Agreement (“Amendment No. 2 to Holiday Finance Loan Agreement”) which (i) provided, inter alia, that Holiday Finance would advance Issuer $1 million, AGI would loan Issuer the sum of $3.3 million (the “AGI Loan”) and (ii) granted a lien, subordinate to BofA, on substantially all of the assets of Issuer and its subsidiaries. The AGI Loan is convertible into Common Stock at an initial conversion price of $1.99 per share (subject to adjustment — see footnotes to facing sheet).  In addition, inasmuch as BofA threatened to foreclose its first lien on substantially all of the Issuer’s inventory and other personal property assets if Mr. Adams did not provide a take-out commitment to BofA, at the request of the Issuer, Mr. Adams also agreed to purchase the indebtedness (the “BofA Loan”) owed by Issuer to Bank of America, N.A and Banc of America Specialty Finance, Inc. (collectively “BofA”) under its primary floor plan financing, which indebtedness was then in default, if the Issuer could not arrange a replacement floor plan lender by December 13, 2002.  BofA also required that, prior to December 13, 2002, its defaulted loan be reduced by $4.3 million (which reduction was to be effected from borrowings by Issuer from Holiday Finance and AGI under Amendment No. 2 to the Holiday Finance Loan Agreement).

Issuer was not able to obtain a replacement floor plan lender for BofA by December 13, 2003 (and has not been able to do so to the date of this Amendment).  As a result, on December 13, 2003, Holiday Finance purchased the BofA Loan at par for $7.8 million and received an assignment of all of BofA’s rights under its loan documents with the Issuer and its subsidiaries (the “BofA Loan Documents”).  Holiday Finance and Issuer subsequently entered into an amendment to the BofA Loan as contemplated by the Second Amendment to the Holiday Finance Loan Agreement, however, the transactions contemplated by the Term Sheet were not consummated because certain conditions precedent to the obligations of Holiday Finance and the Adams Trust were not satisfied.  As of January 31, 2003, the principal amount owed to Holiday Finance under the BofA Loan was $7,666,077 and the BofA Loan continues to be in default.

On January 14, 2003, at the request of Issuer and to assist Issuer in paying off certain third party liens on motor vehicles that Issuer and its subsidiaries had taken in on trade or on consignment as required by law and the applicable lien documents of third party lenders, Holiday Finance made a short-term loan to Issuer in the amount of $1.3 million pursuant to the terms of a supplemental agreement dated January 14, 2003 (the “Supplemental Agreement”) entered into by Holiday Finance, Issuer and Issuer’s subsidiaries.  Issuer also acknowledged certain defaults under the BofA Loan Documents and acknowledged that the indebtedness thereunder was currently due and payable.  Under the terms of the Supplemental Agreement, the Adams Trust agreed to convert its Series A Preferred Stock and Series AA-2 Preferred Stock to the Issuer’s Common Stock at $.62 per share as provided in the Term Sheet.  The shares issued to the Adams Trust upon conversion represent approximately 73% of the Issuer’s Common Stock outstanding after such conversion (assuming the issuance of 806,452 shares to other holders of the Issuer’s Series A Preferred Stock which, pursuant to the Certificate of Designation for the Series A Preferred Stock, are to automatically convert into shares of Common

Stock when the Adams Trust Series A Preferred Stock is converted and assuming none of the convertible securities beneficially owned by the Reporting Person are converted).

On January 29, 2003, Mr. Adams and his representatives met with representatives of the Issuer to discuss how the Issuer proposed to address its negative cash flow from operations, deteriorating financial condition and continuing defaults on its indebtedness.  During such meeting, representatives of Mr. Adams suggested that, in light of the Issuer’s financial condition and prospects, the Issuer consider seeking protection under Chapter 11 of the U.S. Bankruptcy Laws.  Representatives of the Issuer rejected such proposal and suggested, instead, that Mr. Adams take the Issuer private by acquiring the remaining outstanding shares of the Common Stock.  Mr. Adams’ representatives advised the Issuer that Mr. Adams was not interested in pursuing a going private transaction at that time.

Subsequent to the January 29, 2003 meeting, Mr. Adams and his representatives have continued to demand the presentation of a business plan that would address the Issuer’s negative cash flow and defaulted indebtedness.  To date, no such business plan has been forthcoming.  In addition, subsequent to the January 29, 2003 meeting, Mr. Adams was advised by the Issuer that (i) the Issuer received notice from County Line that its secured indebtedness (aggregating approximately $4.8 million) is in default and threatening foreclosure, (ii) the loss of the properties subject to the County Line mortgages would adversely affect the Issuer, (iii) its secured indebtedness in favor of SouthTrust (aggregating approximately $1.9 million) is in default and (iv) the SouthTrust default could jeopardize a pending sale of the property securing such loan.  The Issuer requested that Holiday Finance release its second lien on the County Line properties to ameliorate a possible foreclosure and loss of the County Line properties.  Holiday Finance declined the Issuer’s suggestion and proposed, instead, that (i) Holiday Finance acquire the County Line and SouthTrust first mortgages, (ii) the Issuer transfer the County Line and SouthTrust properties to Holiday Finance in cancellation of $7.7 million in debt and (iii) Holiday Finance then lease certain of the properties to the Issuer.  The Reporting Person understands that, on February 19, 2003, the Issuer accepted such proposal in principle and discussion among the Issuer, the holder of the mortgage on the County Line properties and affiliates of the Reporting Person are continuing in an attempt to effect such arrangement.  The Reporting Person also understands that management of the Issuer has been negotiating for some time for the sale of certain non-essential dealerships.  The Reporting Person supports such sales and supports the application of the net proceeds thereof to the secured debt of the Issuer owing to Holiday Finance and AGI.

The Reporting Person continues to evaluate options with respect to the defaulted indebtedness of the Issuer to affiliates of the Reporting Person.  With the conversion of a portion of the Holiday Finance Convertible Debt, the Reporting Person directly owns over 90% of the outstanding shares of Common Stock which, inter alia, gives the Reporting Person or its affiliates the ability to (i) remove directors and elect a slate of directors designated by it and (ii) effect a “short form” merger in which the shares of Common Stock that are not beneficially owned by the Reporting Person are cancelled in exchange for a cash payment determined by the Reporting Person.  The Reporting Person may take such actions in respect of the constitution of the board of directors and in respect of a possible merger at such time as it deems appropriate, including if the Issuer does not develop a business plan that satisfactorily addresses the Issuer’s negative cash flow and defaulted indebtedness.

Item 4.	Purpose of Transaction

The purchases herein reported by the Reporting Person were for investment purposes.  The Reporting Person also owns a controlling interest in Affinity Group Holding, Inc. (“Affinity”), a member-based marketing organization with retail outlets in the United States.  Affinity operates the Good Sam Club, the President’s Club and the Coast to Coast Club for owners and operators of recreation vehicles and other recreation enthusiasts, including providing membership publications and products and services targeted to the recreational interests of club members.  Affinity also owns Camping World, a national specialty retailer of merchandise and services for RV owners, and one RV dealership.  There may be certain synergies between the Issuer and Affinity that may be explored by the parties.  In March 2002, Issuer and Affinity Group, Inc. (“Affinity”), a subsidiary of Affinity, entered into an endorsement agreement pursuant to which, for a royalty payment of $1,500,000, Affinity granted Issuer a limited non-exclusive license to use Affinity’s Good Sam trademarks.

(a)The Reporting Person and his affiliates have become the principal lender to the Issuer and its subsidiaries.  The aggregate indebtedness owed to affiliates of the Reporting Person as of January 31, 2003 (excluding reimbursable expenses and fees, but including accrued interest and before the partial conversion of the Holiday Finance Convertible Debt) was $17,864,653.  In addition, the Reporting Person is owed $357,067 in accrued and unpaid dividend due on its Series A Preferred Stock and Series AA-2 Preferred Stock.  The Reporting Person is concerned with the inability of the Issuer to obtain traditional floor plan financing for its inventory and adequate working capital for its operations.  The Reporting Person supports efforts by the Issuer to dispose of its poorly performing dealerships to reduce its negative cash flow and to reduce the level of its debt inasmuch as the Reporting Person believes that the Issuer in its current financial condition is unlikely to be able to obtain traditional floor plan financing for its inventory (the lack of which substantially limits the operations of the Issuer).  In view of these circumstances and the Issuer’s substantial negative net worth, the Reporting Person has suggested to the Issuer it consider filing for protection under Chapter 11 of the Bankruptcy Laws.  The Reporting Person may again renew such proposal in the future.  The Reporting Person has also considered foreclosing on the collateral securing the indebtedness and other obligations owing to its affiliates.  In addition, the Reporting Person has considered taking the Issuer private and might be willing to pursue such transaction if the overall cost and expense thereof (including payments to the other shareholders, legal and accounting costs, and investment banker fees) were acceptable (which, to be acceptable, would have to be no more than approximately $300,000, the Reporting Person has advised the Issuer).  As a result of the partial conversion of the Holiday Finance Convertible Debt, the Reporting Person owns more than 90% of the outstanding shares of Common Stock and is able to effect a so-called “short form” merger.  The Company is organized under Delaware law which, inter alia, enables the holder of 90% or more of the outstanding common stock of a company to effect a merger of the company with such 90% shareholder without the approval of the board of directors or the other shareholders.  (The Reporting Person is advised that, under Delaware law, minority shareholders have the right to seek certain appraisal rights if they do not accept the consideration provided in the “short form” merger).  The Reporting Person may also develop other plans or proposals including the possibility of making additional loans to the Issuer and its subsidiaries which, at this time, the Reporting Person has advised the Issuer it is unwilling to do.

(b)           None except as set forth above.  If the Issuer does not develop a business plan that satisfactorily addresses the Issuer’s negative cash flow and defaulted indebtedness, the Reporting Person may propose a merger, reorganization, liquidation or other extraordinary corporate transaction.

(c)           On September 26, 2002, an affiliate of the Reporting Person purchased the real property in Las Cruces, New Mexico where the Issuer operates one of its recreational dealerships for $860,000 and the Issuer leased back the property under a triple net, long-term lease.  The Issuer has granted the Reporting Person or his assignee, a right of first refusal to purchase the Issuer’s retail location at Spartanburg, South Carolina.  In addition, the Reporting Person has proposed the transfer of certain properties subject to defaulted indebtedness owing to SouthTrust and County Line and the sale of certain non-essential dealerships as described above

(d)           The Reporting Person holds sufficient shares of the Common Stock to control the election of the Issuer’s Board of Directors or take any other action that requires approval by a majority of the Issuer’s outstanding shares of Common Stock.  Under Delaware corporate law, such shareholder actions may be taken through a written consent by the Adams Trust.  As set forth above, the Reporting Person may consider actions in respect of the constitution of the Board of Directors under certain circumstances.

(e)           The terms of the Series A Preferred Stock and the Series AA-2 Preferred Stock require the quarterly payment of the dividends on the outstanding shares of the respective preferred series at an annual rate of 10% of the issuance price of $100 per share.  As of the date of this Amendment, the aggregate liability of the Issuer to the Adams Trust for accrued and unpaid dividends on the Series A Preferred Stock and Series AA-2 Preferred Stock is $357,067.  As set forth above, the Reporting Person has been advised by the Issuer that its insolvency prohibits the payment of such dividends at this time.

(f) None at the present time except as set forth above.
(g) Control by the Reporting Person of a majority of the Common Stock impedes the acquisition of control of the Issuer by any person without the consent of the Reporting Person.
(h) None at the present time, except as set forth above, including the possibility of the pursuit of a possible going private transaction as described above.
(i) None at the present time, except as set forth above, including the possibility of the pursuit of a possible going private transaction as described above.
(j) None at the present time, except as set forth above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 19,863,710 shares of Common Stock or over 90% of the Issuer’s outstanding Common Stock (after taking into account the partial conversion of the Holiday Finance Convertible Debt into 15,000,000 shares and before any other conversion of any convertible securities beneficially owned by the Reporting Person not heretofore converted).  The other securities beneficially owned by the Reporting Person that are convertible into the Issuer’s Common Stock are as follows: (a) the following are owned by the Adams Trust:  150,000 shares* issuable upon exercise of warrants to purchase Common Stock; (b) the following shares are owned by Holiday Finance:  8,983,871 shares issuable upon conversion** of the convertible debt held by it and 180,000 shares* issuable upon exercise of warrants to purchase Common Stock and (c) the following shares beneficially owned by AGI Holding Corp.:1,658,291 shares issuable upon conversion*** of the principal amount of convertible debt held by it.  Reference is made to footnote (2) to the facing sheet to this Amendment to Schedule 13D.

* assuming an exercise price of $5.00 per share, the price per share at which such warrant is initially exercisable (before the making of adjustments provided in the warrant which are triggered, inter alia, by issuances of shares at less than $5.00 per share).  Adjustments would be required to be made, inter alia, as a result of the conversion of the Series A and Series AA Preferred Stock at $.62 per share.  Accordingly, the actual exercise price may be significantly different.

** assuming a conversion price of $.62 per share, the price per share at which the Series A and Series AA-2 Preferred Stock was converted and assuming 1,000,000 shares are issued for accrued interest (see footnote 2 to facing sheet).  The actual conversion price is subject to adjustment and may be significantly different.

*** assuming a conversion price of $1.99 per share, the price per share at which such note is initially convertible (before the making of adjustments provided in the note which are triggered, inter alia, by issuances of shares at less than $1.99 per share).  Adjustments to the conversion price would be required to be made as a result, inter alia, of the conversion of the Series A and Series AA Preferred Stock at $.62 per share.  Accordingly, the actual conversion price may be significantly different.

(b)           The Reporting Person has the sole voting and dispositive power over (i) 5,013,710 shares of Common Stock beneficially owned by the Adams Trust and 15,000,000 shares of Common Stock owned by Holiday Finance, representing over 90% of the Issuer’s currently outstanding Common Stock (assuming issuance of 15,000,000 shares of Common Stock to be issued to Holiday Finance upon the partial conversion of the Holiday Finance Convertible Debt and assuming issuance of 806,452 shares of Common Stock issued or issuable to the other holders of shares of the Issuer’s Series A Preferred Stock which, pursuant to the Certificate of Designation for the Series A Preferred Stock, are to automatically convert into shares of Common Stock when the Adams Trust Series A Preferred Stock was converted), and (ii) 10,822,162 shares of Common Stock beneficially owned by the Adams Trust, Holiday Finance or AGI that are issuable upon conversion or exercise of the convertible debt and warrants described in Item 5(a) above,  representing 4,656 % of the Issuer’s currently outstanding Common Stock (assuming issuance of 15,000,000 shares of Common Stock to be issued to Holiday Finance upon the partial conversion of the Holiday Finance Convertible Debt and assuming issuance of 806,452 shares of Common Stock issued or issuable to the other holders of shares of the Issuer’s Series A Preferred Stock which, pursuant to the Certificate of Designation for the Series A Preferred

Stock, are to automatically convert into shares of Common Stock when the Adams Trust Series A Preferred Stock was converted)

(c)           During the past sixty days, the persons named in Item 5(a) did not make any purchases of the Issuer’s Common Stock, except for the conversion of the Series A Preferred Stock and Series AA-2 Preferred Stock owned by the Adams Trust to the Issuer’s Common Stock as described above.

(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Reference is made to the agreements described in Item 3 above.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5 , 2003
Date
/s/ Stephen Adams
Signature
Stephen Adams
Name/Title